UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

HIREQUEST, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

433535101

(CUSIP Number)

Richard Hermanns
111 Springhall Drive
Goose Creek, SC 29445
(843) 723-7400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

CUSIP No. 433535101	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Richard Hermanns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 5,801,690
SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 5,801,690
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,801,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.9% (1)
14	TYPE OF REPORTING PERSON IN

(1)
Calculated based on 13,536,472 shares of common stock of the Issuer outstanding as of March 16, 2019.

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Person (as defined below) on April 18, 2019, as amended by Amendment No. 1 filed on July 25, 2019 (as amended by Amendment No.1, the “Schedule 13D”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D.

Item 1.
Security and Issuer

This Amendment relates to the common stock, $0.001 par value per share (the “Shares”), of HireQuest, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 111 Springhall Drive, Goose Creek, SC 29445.

Item 2.
Identity and Background

This Amendment is being filed by Richard Hermanns (the “Reporting Person”). The Reporting Person is President, CEO, and Chairman of the Board of Directors of Issuer. The Reporting Person’s business address is 111 Springhall Drive, Goose Creek, SC 29445.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3.
Source and Amount of Funds or Other Consideration

5,705,792 of the Shares beneficially owned by the Reporting Person were issued to him in exchange for his membership interests in Hire Quest Holdings, LLC (“Hire Quest”), pursuant to the Agreement and Plan of Merger dated April 8, 2019 (the “Merger Agreement”) among the Issuer, Hire Quest and the other parties thereto, pursuant to which Hire Quest became a wholly-owned subsidiary of the Issuer.

50,000 of the Shares beneficially owned by the Reporting Person represent shares of restricted stock granted to him on September 23, 2019 in his capacity as President and CEO of Issuer pursuant to the Company’s 2016 Stock Incentive Plan. 25,000 of these shares will vest on September 1, 2021. Thereafter, 3,125 shares will vest on the last day of each of the eight fiscal quarters immediately following September 1, 2021.

2,848 of the Shares beneficially owned by the Reporting Person represent shares of restricted stock granted to him on January 17, 2020 pursuant to a provision in the Employment Agreement dated September 1, 2019 by and among the Reporting Person, HQ LTS Corporation, and the Issuer (the "Employment Agreement") whereby the Issuer matches 20% of open market purchases made by Mr. Hermanns with restricted shares of common stock up to certain annual thresholds. 500 of these Shares will vest on each of December 17, 18, 19, 20, and 23, 2021; 240 will vest on December 30, 2021; 80 will vest on January 9, 2022; and 28 will vest on January 10, 2022. These Shares were issued pursuant to the Company's 2016 Stock Incentive Plan.

The remaining 43,050 Shares beneficially owned by the Reporting Person were purchased pursuant to a rule 10b5-1 Plan entered into by the Reporting Person on November 20, 2019 (the “10b5-1 Plan”). Purchases pursuant to the 10b5-1 Plan were made between December 17, 2019 and March 16, 2020 at prices between $6.08 and $6.75 per share. Purchases were funded with the Reporting Person’s personal funds.

Item 4.
Purpose of Transaction

The Reporting Person anticipates additional purchases pursuant to the 10b5-1 Plan assuming all conditions of the plan are met. These purchases, if they are effected and all other conditions are met, may trigger additional grants of matching shares as set forth in the Employment Agreement.

Item 5.
Interest in Securities of the Issuer

(a) and (b)   The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 5,801,690 Shares, representing 42.9% of the outstanding Shares.

(c)           Other than as described in this Amendment, the Reporting Person has not effected any transaction in Shares during the past 60 days.

(d)           To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Amendment.

(e)           Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Merger Agreement, the Issuer was obligated to appoint four directors selected by Hire Quest to its board of directors, which included the Reporting Person, and three of the Issuer’s directors prior to the Merger remained on the board of directors following the Closing (the “Company Directors”). The Merger Agreement provides that, of the Company Directors, one will remain on the Board until the 2022 annual shareholder meeting, the second will remain on the Board until the 2021 annual shareholder meeting, and the third will remain on the Board until the 2020 annual shareholder meeting. The other information required to be disclosed in this Item is incorporated by reference to Items 4 and 5 of this Amendment.

Item 7.
Material to be Filed as Exhibits

Exhibit 1
Agreement and Plan of Merger, dated as of April 8, 2019, by and among Command Center, Inc., Hire Quest Holdings, LLC, CCNI One, Inc., Command Florida, LLC and Richard Hermanns, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2019.
Exhibit 2
Employment Agreement among HQ LTS Corporation, the Issuer, and Richard Hermanns, incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on September 26, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Company Name

Dated: March 17, 2020	By:	/s/ Richard Hermanns
Richard Hermanns